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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                             EMERITUS CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $.0001 par value
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                        (Title of Class of Securities)


                                   291005106
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                                (CUSIP Number)

                              Merit Partners, LLC
                    c/o NorthStar Capital Investment Corp.
                        527 Madison Avenue, 17th Floor
                           New York, New York 10022
                                (212) 319-3400
                        Attn: Richard J. McCready, Esq.
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 31, 2003
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291005106

-------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY).

         Merit Partners, LLC - EIN 13-3972848
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A                   (a) /X/
         MEMBER OF A GROUP (SEE INSTRUCTIONS)             (b) / /

-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------------------------------------------------------------------------------
 5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
NUMBER OF               7.   SOLE VOTING POWER
SHARES
BENEFICIALLY                 686,813
OWNED BY                -------------------------------------------------------
EACH                    8.   SHARED VOTING POWER
REPORTING
PERSON WITH             -------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER

                             686,813
                        -------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         686,813
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS) / /
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 6.7%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO - Limited Liability Company
-------------------------------------------------------------------------------

         This Amendment No. 2 (this "Amendment") amends the Schedule 13D filed jointly by Merit Partners, LLC ("MP"), Soros Family Partners, L.P. and Mr. George Soros on November 3, 1997, as amended by Amendment No. 1 thereto, filed by MP on June 13, 2003 (as so amended, the "Schedule 13D"), relating to the common stock, par value $.0001 per share (the "Common Shares"), of Emeritus Corporation, a Washington corporation (the "Issuer"), whose principal executive offices are located at 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121. The Common Shares are issuable upon conversion of the 9% Cumulative Convertible Exchangeable Redeemable Preferred Stock, par value $0.0001 per share (the "Preferred Shares"), of the Issuer. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D.

Item 2.  Identity and Background

         This Amendment is filed by MP, the sole member of which is NorthStar Partnership, L.P., a Delaware limited partnership ("NPLP"). Each of MP and NPLP has a current business address at 527 Madison Avenue, 17th Floor, New York, New York 10022.

Item 4.  Purpose of Transaction

         Pursuant to a Repurchase Agreement, dated as of May 14, 2003, as amended by the Letter Agreement, dated June 25, 2003, and the Letter Agreement, dated July 30, 2003 (as so amended, the "Repurchase Agreement"), by and between the Issuer, as purchaser, and MP, as seller, the Issuer agreed to repurchase all of the 25,000 Preferred Shares held by MP in two closings. At the first of such closings, which occurred on July 31, 2003, the Issuer repurchased 12,500 of the Preferred Shares, together with all accrued dividends thereon, for $10 million. Pursuant to the Repurchase Agreement, the second of such closings shall occur on or prior to August 30, 2003 (the "Second Closing"), at which the Issuer will repurchase the remaining 12,500 Preferred Shares, together with all accrued dividends thereon, for a cash purchase price of $10 million. The repurchase of the remaining Preferred Shares at the Second Closing is subject to various conditions set forth in the Repurchase Agreement, including, without limitation, the consummation of specified sale-leaseback transactions involving certain of the Issuer's existing owned properties, the proceeds of which will finance the repurchase.

         In the event the repurchase of the remaining 12,500 Preferred Shares contemplated by the Agreement to occur at the Second Closing is not consummated, MP intends to review its investment in the Issuer from time to time and may pursue alternative transactions in respect of such remaining Preferred Shares.

Item 5.    Interest in Securities of the Issuer

         If the repurchase of the remaining Preferred Shares contemplated by the Agreement as described in Item 4 of this Amendment is consummated, then MP no longer will beneficially own any of the Common Shares or any other securities of the Issuer. In addition, if such repurchase is consummated, David T. Hamamoto has agreed to resign as a director of the Issuer.

Item 7.  Items to be Filed as Exhibits

Exhibit 6 Letter Agreement, dated June 25, 2003, by and between Emeritus Corporation, as purchaser, and Merit Partners, LLC, as seller

Exhibit 7 Letter Agreement, dated July 30, 2003, by and between Emeritus Corporation, as purchaser, and Merit Partners, LLC, as seller

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                MERIT PARTNERS, LLC
                                By:  NorthStar Partnership, L.P.
                                Its: Sole Member
                                   By:  NorthStar Capital Investment Corp.
                                   Its: General Partner


                                By: /s/ Richard J. McCready
                                    -------------------------
                                    Name:  Richard J. McCready
                                    Title: Vice President



Dated:  August 1, 2003